Exhibit 4.2

DESCRIPTION OF SECURITIES

The following description summarizes certain important terms of the capital stock of Tigo Energy, Inc. (the “Company”), including the provisions included in our second amended and restated certificate of incorporation (the “Charter”) and our amended and restated bylaws (the “Bylaws”). This description is not complete and is qualified by reference to the full text of our Charter and Bylaws, which are incorporated by reference as an exhibit to our annual report on Form 10-K, as well as the applicable provisions of Delaware law. We urge you to read each of our Charter and our Bylaws described herein in their entirety for a complete description of the rights and preferences of our securities.

Authorized and Outstanding Capital Stock

The Charter authorizes the issuance of 160,000,000 shares of capital stock of the Company, consisting of (i) 150,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

Common Stock

Voting Rights

Holders of Common Stock are entitled to cast one vote per share of Common Stock on all matters to be voted on by stockholders. Holders of Common Stock vote together as a single class, and an action is approved by stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, while directors are elected by a plurality of the votes cast. Holders of Common Stock will not be entitled to cumulate their votes in the election of directors.

When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting will be decided by a majority vote of the holders of shares of capital stock present or represented at the meeting and voting affirmatively or negatively on such matter. At all meetings of stockholders for the election of directors at which a quorum is present, a plurality of the votes cast will be sufficient to elect such directors.

Dividend Rights

Subject to preferences that may apply to any Preferred Stock, holders of Common Stock will be entitled to the payment of dividends at the times and in the amounts as the Board in its discretion may determine.

Liquidation, Dissolution and Winding Up

On the liquidation, dissolution, distribution of assets or winding up of the Company, each holder of Common Stock will be entitled, pro rata on a per share basis, to all assets of the Company of whatever kind available for distribution to the holders of Common Stock, subject to the designations, preferences, limitations, restrictions and relative rights of any Preferred Stock then outstanding.

Other Matters

The holders of Common Stock will not have redemption, conversion, preemptive or other subscription rights and there will be no sinking fund provisions applicable to Common Stock. Upon completion of the Business Combination, all of the outstanding shares of Common Stock will be validly issued, fully paid and non-assessable.

Preferred Stock

General

The Charter provides that the Board has the authority, without action by the stockholders, to designate and issue shares of Preferred Stock in one or more series, and the number of shares constituting any such series, and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights of each series of Preferred Stock, including, without limitation, dividend rights, conversion rights, rights and terms of redemption, and liquidation preferences, which rights may be greater than the rights of the holders of Common Stock.

The purpose of authorizing the Board to issue Preferred Stock and determine the rights and preferences of any series of Preferred Stock is to eliminate delays associated with a stockholder vote on specific issuances. The simplified issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of Preferred Stock may adversely affect the holders of Common Stock by restricting dividends on Common Stock, diluting the voting power of Common Stock or subordinating the dividend or liquidation rights of Common Stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of Common Stock.

Registration Rights

In connection with the closing of the business combination, the Company, CHLM Sponsor LLC, a Delaware limited liability company (“CHLM”), CR Financial Holdings, Inc., a New York company (“CRFH” and, together with CHLM, the “Sponsors”), and certain equityholders of Tigo Energy, Inc. prior to the consummation of the business combination (the “Holders”) entered into that certain Amended and Restated Registration Rights Agreement (the “A&R Registration Agreement”). Pursuant to the A&R Registration Agreement, among other things, subject to certain requirements and customary conditions, (i) the Sponsors and the Holders were granted certain customary registration rights and piggyback rights with respect to their respective shares of Common Stock and any other equity securities of the Company and (ii) the Registration Rights Agreement, dated as August 5, 2021, among Roth CH Acquisition IV Co., the Sponsors and the other “holders” named in such Registration Rights Agreement was terminated. There are no monetary or other additional penalties under the A&R Registration Agreement resulting from delays in registering the Common Stock. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

Exclusive Forum

The Charter provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Chancery Court”) shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring: (i) any derivative action or proceeding brought on the Company’s behalf; (ii) any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by any current or former director, officer or other employee, agent or stockholder of the Company to the Company or its stockholders; (iii) any action, suit or proceeding asserting a claim against the Company, its current or former directors, officers, or employees, agents or stockholders arising pursuant to any provision of the DGCL, the Charter or the Bylaws or (iv) any action, suit or proceeding asserting a claim against the Company, its current or former directors, officers, or employees, agents or stockholders governed by the internal affairs doctrine, and, if such action is filed in a court other than the Chancery Court (a “Foreign Action”) by any stockholder (including any beneficial owner), to the fullest extent permitted by law, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the Chancery Court in connection with any action brought in any such court; and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Notwithstanding the foregoing, the federal district courts of the United States shall be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act.

Certain Anti-Takeover Effects of Provisions of the Charter, Bylaws and Applicable Law

Section 203 of the DGCL affords us certain protections, such as prohibiting us from engaging in any business combination with any stockholder for a period of three years following the time that such stockholder (the “interested stockholder”) came to own at least 15% of our outstanding voting stock (the “acquisition”), except if:

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our board of directors approved the acquisition prior to its consummation;
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the interested stockholder owned at least 85% of the outstanding voting stock upon consummation of the acquisition; or
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the business combination is approved by our board of directors, and by a two-thirds vote of the other stockholders in a meeting.

Generally, a “business combination” includes any merger, consolidation, asset or stock sale, or certain other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an

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“interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, these anti-takeover provisions will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves the acquisition that results in the stockholder becoming an interested stockholder.

This may also have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Authorized but Unissued Shares

The Charter provides that certain shares of authorized but unissued Common Stock and Preferred Stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger, or otherwise.

Special Meetings of Stockholders

The Charter provides that special meetings of the stockholders of the Company may be called, for any purpose or purposes, at any time by the chairperson of the Board or a resolution adopted by the affirmative vote of the majority of the then-serving members of the Board, in accordance with the Bylaws, and shall not be called by stockholders or any other Person or Persons.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board. In order to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide the Company with certain information. Generally, to be timely, a stockholder’s notice must be received at the Company’s principal executive offices not less than 90 days nor more than 120 days prior to the anniversary of the immediately preceding annual meeting of stockholders. The Bylaws also specify requirements as to the form and content of a stockholder’s notice. The Bylaws allow the Board and/or the chairperson of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Limitation on Stockholder Action by Written Consent

The Charter provides that any action required or permitted to be taken by the stockholders of the Company must be effected at an annual or special meeting of the stockholders and may not be taken by written consent of the stockholders in lieu of a meeting.

Dissenter’s Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, the Company’s stockholders will have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Chancery Court.

Stockholders’ Derivative Actions

Under the DGCL, any of the Company’s stockholders may bring an action in the Company’s name to procure a judgment in the Company’s favor, also known as a derivative action, provided that the stockholder

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bringing the action is a holder of the Company’s shares at the time of the transaction to which the action relates or such stockholder’s shares thereafter devolved by operation of law.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors or officers of corporations and their stockholders for monetary damages for breaches of directors’ or officers’ fiduciary duties, subject to certain exceptions. The Charter includes a provision that eliminates the personal liability of directors or officers for monetary damages for any breach of fiduciary duty as a director or officer except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended.

The Bylaws provide that the Company must indemnify and hold harmless the directors and officers of the Company to the fullest extent authorized by the DGCL. The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power to indemnify him or her against such liability under the provisions of the DGCL.

The limitation of liability, advancement and indemnification provisions in the Charter and Bylaws may discourage stockholders from bringing lawsuits against directors or officers for breach of their fiduciary duties. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. In addition, your investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officer pursuant to these indemnification provisions.

Transfer Agent and Registrar

The transfer agent for Common Stock will be Continental Stock Transfer & Trust Company.

Listing of Securities

Our Common Stock is listed on Nasdaq under the symbol “TYGO.”

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